Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number: 333-227430
October 9, 2018

BRIDGELINE
DIGITAL

POWERING DIGITAL EXPERIENCES

Investor Presentation

October 2018

Safe Harbor Statement

The information in this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statement by use of the words "may," "will," "should," "plans," "explores," "expects," "anticipates," "continues," "estimates," "projects," "intends," and similar expressions. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, but are not limited to, general economic and business conditions, effects of continued geopolitical unrest and regional conflicts, competition, changes in customer order patterns, changes in customer offering mix, continued success in technological advances and delivering technological innovations, delays due to issues with outsourced service providers, and various other factors beyond the control of Bridgeline Digital, Inc. (the "Company"). Given these uncertainties, you should not place undue reliance on these forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, those set forth in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on December 21, 2017, as well as any updates to those risk factors that may be filed with the SEC from time to time in our periodic and current reports on Forms 8-K and 10-Q. All statements contained in this presentation are made only as of the date of this presentation, and the Company undertakes no duty to update this information unless required by law

This presentation includes statistical and other industry and market data that the Company obtained from the industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While the Company believes that these industry publications and third-party research, surveys and studies are reliable, the Company has not independently verified such data and the Company does not make any representation as to the accuracy of the information.

Free Writing Prospectus Statement

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus, dated October 9, 2018, is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (646) 968-9355 or e-mail: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

Company Overview

- Bridgeline Digital helps companies increase online revenues and customer engagement by empowering their marketing teams to directly manage web content and customers without the need to coordinate with a development team

- Bridgeline's Unbound software suite uniquely integrates the five core products in marketing technology: Content Management, eCommerce, Marketing Automation, Social Media management, and Analytics

- Bridgeline's software has been proven with over seven years of success for both enterprise and SMB customers

- Bridgeline's Unbound platform is delivered through a cloud-based platform with Software-as-a-Service subscription model that create a long-term relationship with its customers and recurring revenue



Management Team & Directors

Ari Kahn – Director, President & Chief Executive Officer, Bridgeline. Co-founder FatWire Software. Ph.D. in Computer Science and AI.

Carole Tyner – Chief Financial Officer, Bridgeline. Former VP Finance Bridgeline.

Joni Kahn* – Chairperson Board of Directors, Bridgeline. Member since 2012. Former Senior Manager for Big Machines, Hewlett Packard, Bearing Point.

Michael Taglich – Director, Bridgeline. Member since 2013. President & Chairman, Taglich Brothers.

Ken Galaznik – Director and Chairman of Audit Committee, Bridgeline. Member since 2006. Former CFO of American Science & Engineering.

Scott Landers – Director, Bridgeline. Member since 2010. CEO of Monotype Imaging.

* no relation between Joni Kahn and Ari Kahn

Investment Highlights

Proven Mature Product Suite

unbound

Marquee Customers

CATERPILLAR
TRIUMPH
PNY
SportClips HAIRCUTS
UPS Temperature True
Hartford HealthCare
GUARDIAN
Ohio National Financial Services

Company

- Cloud software in Marketing Tech sector (MarTech)
- Marquee customers
- Contractual backlog as most customers sign three year subscription agreements

Opportunity

- Trading at much lower multiple than comps
- Potential acquisitions could make significant impact on gross margins and customer acquisition efficiency

Strategy

- Pursue strategic and complimentary acquisitions
- Increase gross profit by merging cloud infrastructures
- Grow via cross-sales
- Realize industry standard stock multiple

Bridgeline's Cloud Software Suite

BRIDGELINE unbound

attract • engage • nurture • convert

MARKETING	CONTENT	COMMERCE	SOCIAL	INSIGHTS
Automation Flow Builder	Flexible Publishing	Faceted Catalog	Social Monitoring	Dashboards
Landing Pages	Enterprise Search	Cart & Checkout	Reputation Management	Actionable Insights
Lead Capture & Nurture	SEO Management	Shipping & Payments	Drive Engagement	Reporting
Segmentation & Targeting	Publishing Workflows	Coupons & Promotions	Schedule	Optimization
Email Campaigns	Mobile Friendly	Order & Inventory	Publish	Goal Tracking

Bridgeline Unbound Marketing



MARKETING

- Activity Dashboard
- Automation Flows
- Campaign Management
- Landing Page Builder
- Contact & Audience Management
- Lead Score & Conversion Tracking
- Native CRM Integration


unbound
974,821
27
14,660
Activity Calendar
Recent Email Blasts
Top Audience Lists
Activity Performance
Top Flows
Top Email Blasts
unbound Create Automation Flow

Bridgeline Unbound Content



CONTENT

- Activity Dashboard
- Publishing Workflows
- Digital Asset Libraries
- Inline Editing
- SEO & Taxonomy
- Enterprise Search
- User Management
- Forms & Blogs
- Multi-Site Management


unbound
Recently Updated Pages
Comments Awaiting Moderation
Images
Image Gallery
ALPHAENERGY
SOLUTION
Solution ABC
Solution Overview

Bridgeline Unbound Commerce



COMMERCE

- Activity Dashboard
- Product Catalog
- Taxation, Shipping & Payment Providers
- Coupons & Promotions
- Cross-Sell & Up-Sell
- Customer & Order Management
- Real-time Reporting


unbound
1,421
13,416
311
62
17,893
Recent Orders
$119,832.55
2,397
$49.99
579
Ship Order
Package #1
Product Catalog
Product Types

Bridgeline Unbound Social

SOCIAL

- Activity Dashboard
- Popular Social Integrations
- Multi-location Management
- Aggregated Insights
- Content Reporting
- Sentiment & Engagement Analysis
- Reviews Management
- Reputation Management
- Robust Reporting


unbound

Bridgeline Unbound Insights



INSIGHTS

- Multiple Dashboards
- Visitor Reporting
- Geography & Technology
- Traffic Reporting
- Referral Sites
- Native Event Tracking
- Search & Real-time Metrics


unbound
unbound
unbound

Market Opportunity

- **Bridgeline Spans Two Technologies in Growing MarTech Sector**
  - Single platform creates competitive advantage with ease of use for customers
  - Marketing Automation expected to grow at 9.26% CAGR to $6.58B by 2022 [1]
  - Web Content Management expected to grow at 16.2% CAGR to $8.25B by 2021 [2]
- **B2B e-Commerce**
  - B2B market is 2x the B2C market but lags in e-Commerce adoption [3]
  - 38% of B2B brands have no content management platform for their website [4]
  - B2B e-Commerce in US to grow 45% from $780B in 2015 to $1,130B in 2020 [5]
  - B2B e-Commerce complexities are barriers to entry for Bridgeline competitors

Sources:
(1) https://www.businesswire.com/news/home/20161101006460/en/Global-Marketing-Automation-Software-Market-2016-2022--
(2) https://www.prnewswire.com/news-releases/web-content-management-wcm-market---162-cagr-forecast-to-2021-586893431.html
(3) Predicting The Future Of B2B E-Commerce, Forbes Magazine, September 12, 2016
https://www.forrester.com/report/Explore+Content+Marketing+Platforms+For+B2B+Marketing/-/E-RES139855
(4) Explore Content Marketing Platforms for B2B Marketing, November 27, 2017,
https://www.forrester.com/report/Explore+Content+Marketing+Platforms+For+B2B+Marketing/-/E-RES139855
(5) US B2B eCommerce Forecast: 2015 To 2020, Forrester Research April 9, 2015
https://www.prnewswire.com/news-releases/web-content-management-wcm-market---162-cagr-forecast-to-2021-586893431.html

Market Growth (WCM + Marketing Automation) [1] [2]



$16.0B
$14.0B
$12.0B
$10.0B
$8.0B
$6.0B
$4.0B
$2.0B
2016
2017
2018
2019
2020
2021
WCM
Marketing Automation

US B2B eCommerce Sales [5]



$1.2B
$1.1B
$1.0B
$0.9B
$0.8B
$0.7B
$0.6B
$0.5B
2016
2017
2018
2019
2020

BRIDGELINE
DIGITAL

Company Snapshot

	B2C	B2B	FRANCHISE
Markets	» Mid-Market » Enterprise » SMB	» Mid-Market » Enterprise	» Mid-Market » Enterprise » SMB
Competition	sitecore HubSpot Kentico epi	ORACLE SAP Magento IBM	yext SCORPION
Customers	Uniden PNY Make Life Simple L'ORÉAL Ohio National Financial Services	Perkins xylem skylinesteel CleanHarbors	ups SportClips sears TRIUMPH
Differentiators	» Unified product suite » Out-of-the-box site templates » Velocity to market	» Native B2B features » B2B hosting– PCI, GDPR, SOC2 » Cost & time efficient	» Franchise pricing model » Franchise-franchisee workflow » Local SEO

M&A Strategy

- **Bridgeline comparables trade at high multiples of revenue:**
  - SaaS has high gross margins
  - Migration costs for customers are high and they sign 2-3 year initial commitments
  - Customer expansion opportunities are excellent as product is high visibility and strategic to customers
- **Bridgeline core assets are highly valuable:**
  - Marquee customers with direct connection to VP of Marketing and other key decision makers
  - Proven software relied upon by large enterprises like Caterpillar for years
  - Ten years of R&D into a broad product suite
- **Strategic acquisition goals/rationale:**
  - Acquiring another company with similar customers to cross-sell and reduce customer acquisition costs
  - Leverage compatible cloud investments to deliver significant gross margins
- **Lower customer acquisition costs by cross selling company's and target's products between both customer bases**
  - Bridgeline software is purchased by marketing executives, typically with multi-year $250K-$1M contracts, and is the foundation upon which many other MarTech products are installed
- **Stronger gross margin by cloud consolidation**
  - Bridgeline's cloud delivery investments are enterprise proven and scalable
  - Bridgeline has proven ability to migrate and merge clouds

M&A and Valuations in MarTech

Valuation

- SharpSpring (SHSP) trades at over 6x revenue
- Marketo acquisition at over 14x revenue
- OpenText (OTEX) trades at over 3x revenue
- HubSpot (HUBS) trades at over 11x revenue
- DemandWare acquisition at over 12x revenue

MarTech industry has many small companies

- Many are cloud based with recurring revenue
- Strong overlap in customer acquisition costs
- As we scale we become increasingly attractive to acquirers



ORACLE
eloqua
Adobe
HubSpot
Performable
IBM
unica
marketbright
aprimo
Microsoft
Marketo
IBM
SILVERPOP
Infusionsoft
GroSocial
salesforce.com
ExactTarget
pardot
Marketo
web.com
yodle
NETSUITE
Bronto

Gross Margin


Professional Services Margin
100%
80%
60%
40%
20%
0%
Q2-2016
Q3-2016
Q4-2016
Q1-2017
Q2-2017
Q3-2017
Q4-2017
Q1-2018
Q2-2018
Q3-2018


License & Hosting Margin
100%
80%
60%
40%
20%
0%
Q2-2016
Q3-2016
Q4-2016
Q1-2017
Q2-2017
Q3-2017
Q4-2017
Q1-2018
Q2-2018
Q3-2018

Adjusted Operating Expenses

(Trailing Twelve Months)


$3.4M
$3.2M
$3.0M
$2.8M
$2.6M
$2.4M
$2.2M
Q4-2015
Q1-2016
Q2-2016
Q3-2016
Q4-2016
Q1-2017
Q2-2017
Q3-2017
Q4-2017
Q1-2018
Q2-2018
Q3-2018

- Adjusted Operating Expenses is a non-GAAP metric. Excludes restructuring charges and/or goodwill impairment charges
- See Appendix for reconciliation of GAAP reported Operating Expenses to non-GAAP Adjusted Operating Expenses

Income Statement

($,000's)	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018
Subscription and perpetual licenses	$ 1,725	$ 1,582	$ 1,711	$ 1,770	$ 1,606	$ 1,499	$ 1,262
Managed service hosting	$ 240	$ 261	$ 242	$ 263	$ 303	$ 293	$ 243
Digital engagement services	$ 2,026	$ 2,151	$ 2,121	$ 2,201	$ 2,060	$ 1,921	$ 1,578
Total revenue	**$ 3,991**	**$ 3,994**	**$ 4,074**	**$ 4,234**	**$ 3,969**	**$ 3,713**	**$ 3,083**
Cost of revenue	$ 1,695	$ 1,716	$ 1,835	$ 1,914	$ 1,957	$ 1,891	$ 1,534
Gross profit	**$ 2,296**	**$ 2,278**	**$ 2,239**	**$ 2,320**	**$ 2,012**	**$ 1,822**	**$ 1,549**
GM %	*58%*	*57%*	*55%*	*55%*	*51%*	*49%*	*50%*
Operating Expenses							
Sales and marketing	$ 1,294	$ 1,174	$ 1,193	$ 1,147	$ 1,104	$ 950	$ 991
General and administrative	$ 791	$ 803	$ 801	$ 861	$ 736	$ 795	$ 625
Research and development	$ 360	$ 422	$ 393	$ 412	$ 407	$ 408	$ 406
Depreciation and amortization	$ 185	$ 157	$ 126	$ 113	$ 108	$ 104	$ 93
Goodwill impairment	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,615
Restructuring expenses	$ 31	$ 169	$ 49	$ 37	$ -	$ 181	$ 6
Total operating expenses	**$ 2,661**	**$ 2,725**	**$ 2,562**	**$ 2,570**	**$ 2,355**	**$ 2,438**	**$ 6,736**
Loss from operations	**$ (365)**	**$ (447)**	**$ (323)**	**$ (250)**	**$ (343)**	**$ (616)**	**$ (5,187)**
Interest and other expense, net	$ (31)	$ (82)	$ (9)	$ (79)	$ (86)	$ (64)	$ 35
Provision for income taxes	$ 12	$ 1	$ -	$ 3	$ 1	$ -	$ 10
Net loss	**$ (408)**	**$ (530)**	**$ (332)**	**$ (332)**	**$ (430)**	**$ (680)**	**$ (5,162)**
Adjusted EBITDA	**$ 10**	**$ 22**	**$ 49**	**$ 41**	**$ (94)**	**$ (185)**	**$ (332)**

- Future revenue growth will come from SaaS license and Services
- Opportunity to scale from a cost perspective and drive higher gross margins
- Consistent reductions in operating expenses with availability to scale with acquisitions
- Adjusted EBITDA is a non-GAAP metric. See appendix for reconciliation of GAAP reported Net Loss to non-GAAP Adjusted EBITDA.

Balance Sheet

$ in thousands (except per share data)		6/30/18 *
Cash	$	1,187
Total Assets	$	12,182
Debt	$	3,768
Total Liabilities	$	6,850
Total Shareholders' Equity	$	5,332
Book Value per Share	$	1.26

Capitalization Table

As of October 5, 2018	Total Shares
Common Stock	**4,241,225**
Preferred Stock (as converted to common)	161,455
Warrants (WAEP $6.16)	546,151
Stock Options (WAEP $6.81)	459,846
Total	**5,408,677**

* 6/30/18 pro-forma includes sale of promissory term notes in the aggregate principal amount of $941K on September 7, 2018, for which the Company received cash proceeds in the aggregate amount of $760,000 after subtracting the original issue discount and debt issuance costs.

Appendix



Reconciliation of Net Loss to Adjusted EBITDA

($,000's)	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018
Net loss	**$ (1,348)**	**$ (1,005)**	**$ (2,032)**	**$ (3,439)**	**$ (408)**	**$ (530)**	**$ (332)**	**$ (332)**	**$ (430)**	**$ (680)**	**$ (5,162)**
Provision for income tax	$ 6	$ 32	$ 8	$ (92)	$ 12	$ 1	$ -	$ 3	$ 1	$ -	$ 10
Interest expense, net	$ 283	$ 296	$ 287	$ 77	$ 31	$ 34	$ 29	$ 34	$ 86	$ 75	$ 98
Change in fair value of warrant	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (133)
Loss on inducemnt of convertible notes	$ -	$ -	$ 726	$ 2,688	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Amortization of intangible assets	$ 107	$ 108	$ 108	$ 157	$ 71	$ 72	$ 71	$ 71	$ 72	$ 71	$ 71
Goodwill impairment charge	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,615
Depreciation	$ 231	$ 208	$ 169	$ 100	$ 89	$ 74	$ 53	$ 41	$ 36	$ 29	$ 20
Loss on disposal of fixed assets	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 45	$ -	$ -	$ -
Restructuring charges	$ 586	$ 194	$ 16	$ 53	$ 31	$ 217	$ 49	$ 37	$ -	$ 181	$ 6
Other amortization	$ 128	$ 132	$ 68	$ 44	$ 39	$ 27	$ 18	$ 16	$ 16	$ 17	$ 17
Stock-based compensation	$ 72	$ 60	$ 75	$ 112	$ 145	$ 127	$ 161	$ 126	$ 125	$ 122	$ 126
Adjusted EBITDA	**$ 65**	**$ 25**	**$ (575)**	**$ (300)**	**$ 10**	**$ 22**	**$ 49**	**$ 41**	**$ (94)**	**$ (185)**	**$ (332)**

Non-GAAP Financial Measures This presentation contains non-GAAP financial measures: Adjusted EBITDA and Adjusted Operating Expenses. Bridgeline's management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, Bridgeline management presents non-GAAP financial measures in connection with GAAP results. Bridgeline urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, and not to rely on any single financial measure to evaluate Bridgeline's financial performance. Our definitions of Adjusted EBITDA and Adjusted Operating Expenses may differ from and therefore may not be comparable with similarly titled measures used by other companies, thereby limiting their usefulness as comparative measures. As a result of the limitations that Adjusted EBITDA and Adjusted Operating Expenses have as an analytical tool, investors should not consider them in isolation, or as a substitute for analysis of our operating results as reported under GAAP.

Reconciliation of Operating Expenses to Adjusted Operating Expenses

($,000's)	Q1-2015	Q2-2015	Q3-2015	Q4-2015	Q1-2016	Q2-2016	Q3-2016	Q4-2016	Q1-2017	Q2-2017	Q3-2017	Q4-2017	Q1-2018	Q2-2018	Q3-2018
Sales and marketing	$ 1,810	$ 1,534	$ 1,245	$ 1,171	$ 1,068	$ 1,247	$ 1,212	$ 1,406	$ 1,294	$ 1,174	$ 1,193	$ 1,147	$ 1,104	$ 950	$ 991
General and administrative	$ 993	$ 1,136	$ 980	$ 826	$ 862	$ 764	$ 1,035	$ 795	$ 791	$ 803	$ 801	$ 861	$ 736	$ 795	$ 625
Research and development	$ 602	$ 467	$ 373	$ 458	$ 341	$ 377	$ 428	$ 433	$ 360	$ 422	$ 393	$ 412	$ 407	$ 408	$ 406
Depreciation and amortization	$ 452	$ 442	$ 422	$ 380	$ 356	$ 338	$ 328	$ 287	$ 185	$ 157	$ 126	$ 113	$ 108	$ 104	$ 93
Goodwill impairment charge	$ -	$ -	$ -	$ 10,500	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,615
Restructuring charges	$ -	$ -	$ -	$ 437	$ 586	$ 194	$ 16	$ 53	$ 31	$ 169	$ 49	$ 37	$ -	$ 181	$ 6
Total operating expenses	**$ 3,857**	**$ 3,579**	**$ 3,020**	**$ 13,772**	**$ 3,213**	**$ 2,920**	**$ 3,019**	**$ 2,974**	**$ 2,661**	**$ 2,725**	**$ 2,562**	**$ 2,570**	**$ 2,355**	**$ 2,438**	**$ 6,736**
(-) Goodwill impairment charge	$ -	$ -	$ -	$(10,500)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$(4,615)
(-) Restructuring charges	$ -	$ -	$ -	$ (437)	$ (586)	$ (194)	$ (16)	$ (53)	$ (31)	$ (169)	$ (49)	$ (37)	$ -	$ (181)	$ (6)
Total Operating expenses (adjusted)	**$ 3,857**	**$ 3,579**	**$ 3,020**	**$ 2,835**	**$ 2,627**	**$ 2,726**	**$ 3,003**	**$ 2,921**	**$ 2,630**	**$ 2,556**	**$ 2,513**	**$ 2,533**	**$ 2,355**	**$ 2,257**	**$ 2,115**
TTM Operating expenses (adjusted)	**$ 4,126**	**$ 3,965**	**$ 3,663**	**$ 3,323**	**$ 3,015**	**$ 2,802**	**$ 2,798**	**$ 2,819**	**$ 2,820**	**$ 2,778**	**$ 2,655**	**$ 2,558**	**$ 2,489**	**$ 2,415**	**$ 2,315**

TTM = Trailing 12 Months

Non-GAAP Financial Measures This presentation contains non-GAAP financial measures: Adjusted EBITDA and Adjusted Operating Expenses. Bridgeline's management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, Bridgeline management presents non-GAAP financial measures in connection with GAAP results. Bridgeline urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, and not to rely on any single financial measure to evaluate Bridgeline's financial performance. Our definitions of Adjusted EBITDA and Adjusted Operating Expenses may differ from and therefore may not be comparable with similarly titled measures used by other companies, thereby limiting their usefulness as comparative measures. As a result of the limitations that Adjusted EBITDA and Adjusted Operating Expenses have as an analytical tool, investors should not consider them in isolation, or as a substitute for analysis of our operating results as reported under GAAP.